Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Inc. Reports First Quarter Results

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, May 14 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced first quarter production results of 9,221 ounces of gold, a 13 percent decrease over the 10,613 ounces produced during the same period in 2009. For the quarter ended March 31, 2010, the Company recorded a net loss of $0.2 million, or $0.00 per share after a $1.6 million non-cash recovery related to income tax benefits arising from the issuance of flow through shares during 2009. This compares to a net loss of $1.0 million in
2009, or $0.01 per share.

     <<
     Financial Highlights (unaudited):
                                                        Three Months Ended
                                                             March 31
                                                        2010          2009

     Gold revenue ($ millions)                          10.2          11.5
     Cash flow from mining operations ($ millions)       2.6           3.8
     Net loss ($ millions)                              (0.2)         (1.0)
     Net loss per share ($)                            (0.00)        (0.01)
     Average realized gold price
      (CDN$ per oz. / US$ per oz.)                  1,147/1,103    1,146/920
     Total cash operating costs
      (CDN$ per oz. / US$ per oz.)                    851/818        768/617
     Working capital ($ millions)                       21.3          15.5
     >>

     Operations:

     For the quarter ended March 31, 2010, Claude extracted and processed
38,490 tonnes of ore from its Seabee Operation at a grade of 7.79 grams per tonne (Q1 2009 - 54,190 tonnes at 6.36 grams per tonne). Sales volume for the quarter was 8,890 ounces of gold compared to 10,070 ounces of gold in Q1 2009.
Produced ounces for the period decreased by 13 percent to 9,221 ounces from
10,613 ounces in Q1 2009. During the first quarter of 2010, 20 days of production was interrupted due to required maintenance on the Company's mill facility and on its fleet of underground equipment. Although this maintenance period negatively impacted short term production, production losses were minimized by accessing higher grade ore material. Management maintains its forecast of 46,000 to 50,000 ounces for 2010.

     Exploration:

     Claude continued its aggressive exploration and development strategy during the first quarter of 2010 at the Madsen and Seabee Projects and is currently expanding its focus to include programs at the Amisk Gold Project.
Surface drilling at Madsen continued to yield encouraging results from the
Austin East target while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin in the fourth quarter of 2010 or the first quarter of 2011. Seabee Deep drilling continued to demonstrate impressive grades. Surface drilling at the Seabee
Project was conducted at the Pigeon Lake target. Assays from this program are pending. An 11 hole exploration program was also conducted at the Amisk Lake during the first quarter of 2010. Assays and historical composites are pending.

     Outlook:

     Speaking today in Saskatoon, President and Chief Executive Officer Neil
McMillan stated, "The Company is very pleased to have completed the final permitting for the Santoy 8 Project which is located 14 kilometres (9 miles)
from the Seabee Mill. The Santoy 8 Project will have a positive impact on the
Company's goal of increasing production and improving margins at the Seabee
Operation. The Company was extremely busy in the first quarter with three separate drill programs at Madsen, Seabee and Amisk. We look forward to receiving and reporting on the results in the second quarter. Our Seabee
Operation experienced two unscheduled shutdowns in the first quarter. This did impact the Company's short term costs and production but Management remains confident that production and costs at the Seabee Operation will meet 2010 guidance."
     For 2010, the Company will continue to focus on the following:

     <<
     i)   Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with a continuation of the shaft dewatering program;
     ii)  Further development of satellite deposits and improvement of operating margins at the Seabee Operation by moving Santoy 8 towards commercial production;
     iii) At the Seabee Mine, continue Seabee Deep exploration and development to replace reserves and resources;
     iv)  Invest in capital projects and equipment to increase both production and productivity at the Seabee Operation; and
     v)   Expand the Amisk-Laurel Gold Deposit and evaluate the bulk mining potential.
     >>

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 890,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario and has a 65 percent working interest in the Amisk Lake Gold Project in northeastern Saskatchewan.

     CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This Press Release may contain statements which constitute
'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion and
Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.
     A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q1 2010 financial statements and notes (unaudited) can be viewed
www.clauderesources.com. Further information relating to Claude Resources Inc.
has been filed on SEDAR and may be viewed at www.sedar.com.

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Marc Lepage, Investor Relations, Phone: (306) 668-7501, Email:
ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:30e 14-MAY-10